Exhibit 99.1

Wah Fu Education Group Ltd. Announces Financial Results for the First Half of Fiscal Year 2025

BEIJING, China, March 7, 2025 (GLOBE NEWSWIRE) -- Wah Fu Education Group Limited (“Wah Fu” or the “Company”) (NASDAQ:WAFU), a provider of online education and exam preparation services, as well as related training materials and technology solutions for both institutions and individuals, today announced its unaudited financial results for the six months ended September 30, 2024.

Financial Highlights for the Six Months Ended September 30, 2024

	For the Six Months Ended September 30,
($’000, except per share data)	2024	2023	% Change
Revenue	$2,799	$3,648	(23.3)%
Gross profit	$1,572	$2,063	(23.8)%
Gross margin	56.1%	56.6%	(0.5	)pp
(Loss) income from operations	$(571)	$273	(309.5)%
Operating (loss) profit margin	(20.4)%	7.5%	(27.9	)pp
Net (loss) income	$(581)	$125	(566.3)%
Basic and diluted (loss) earnings per share	$(0.12)	$0.05	(343.3)%

*	pp: percentage points

●	Revenue decreased by 23.3% year-over-year to $2.80 million for the six months ended September 30, 2024 from $3.65 million for the same period of the prior fiscal year. The decrease in revenue was primarily attributable to a decrease in self-taught higher education exams included in our Business-to-Business-to-Customer (“B2B2C”) revenue from our online education services.

●	Gross profit decreased by 23.8% to $1.57 million for the six months ended September 30, 2024 from $2.06 million for the same period of the prior fiscal year. Gross margins were 56.1% and 56.6% for the six months ended September 30, 2024 and 2023, respectively. The decrease in gross profit of online education services was primarily due to the decrease in revenue.

●	Loss from operations was $0.57 million for the six months ended September 30, 2024 when it was income from operation of $0.27 million for the six months ended September 30, 2023. Operating loss margin was 20.4% for the six months ended September 30, 2024, compared to operating profit margin of 7.5% for the same period of the prior fiscal year.

●	Net loss was $0.58 million or, loss per share of $0.12 for the six months ended September 30, 2024, compared to net income of $0.13 million, or income per share of $0.05, for the same period of the prior fiscal year.

Unaudited Financial Results for the six months ended September 30, 2024

Revenue

For the six months ended September 30, 2024, revenue decreased by $0.85 million, or 23.3%, to $2.80 million from $3.65 million for the same period of the prior fiscal year. The decrease in revenue was primarily due to the decrease of revenue from self-taught higher education exams included in our Business-to-Business-to-Customer (“B2B2C”) revenues from our online education services.

For the six months ended September 30, 2024, revenue from providing online education services decreased by $0.99 million for the same period of the prior fiscal year. The decrease was mainly due to a decrease in self-taught higher education exams included in our Business-to-Business-to-Customer (“B2B2C”) revenues. During the six months ended September 30, 2024, due to the implementation of local policies in Hunan province, some universities canceled the self-study examination, thus the courses provided to self-study examination decreased, the revenue from Business-to-Business-to-Customer (“B2B2C”) decreased gradually.

Cost of revenue

Cost of revenue decreased by $0.35 million, or 22.4%, to $1.22 million for the six months ended September 30, 2024 from $1.57 million for the same period of the prior fiscal year. The decrease in overall cost of revenue was mainly due to decrease **in **cost of revenue for online education services. Cost of revenue mainly comprised of salaries and related expenses for our teaching support, course and content development, website maintenance and information technology engineers and other employees, fees paid to our course lecturers, depreciation and amortization expenses, server relocation and bandwidth leasing fees paid to third-party providers and other miscellaneous expenses. As the decrease of online education service revenue, cost related to online education service deceased for the six months ended September 30, 2024 compared to the same period last year.

Gross profit

Gross profit decreased by $0.49 million, or 23.8%, to $1.57 million for the six months ended September 30, 2024 from $2.06 million for the same period of the prior fiscal year. Gross margin decreased by 0.5 percent to 56.1% for the six months ended September 30, 2024 from 56.6% for the same period of the prior fiscal year. The decrease of gross profit was mainly due to the decrease of online education service revenue from self-taught higher education exams.

Operating expenses

Selling expenses decreased by $0.05 million, or 6.0%, to $0.76 million for the six months ended September 30, 2024 from $0.80 million for the same period of the prior fiscal year. This decrease was primarily due to the decrease in salaries for our sales department since our revenue decreased.

General and administrative expenses increased by $0.40 million, or 40.71%, to $1.39 million for the six months ended September 30, 2024 from $0.99 million for the same period of the prior fiscal year. General and administrative expenses increased mainly due to the increase of provision for bad debts.

Total operating expenses increased by $0.35 million, or 19.72%, to $2.14 million for the six months ended September 30, 2024 from $1.79 million for the same period of the prior fiscal year.

Income (loss) from operations

Loss form from operations was $0.57 million for the six months ended September 30, 2024 when it was an income of $0.27 for the six months ended September 30, 2023. Please see above for a detailed description of such Income (loss) from operations.

Other income (expenses)

Total other income expenses, including interest income, net of other expenses, net other income was $0.08 million for the six months ended September 30, 2024 when it was a net expense of $0.09 million in the same period of the prior fiscal year.

Income before income taxes

Loss before income taxes was $0.49 million for the six months ended September 30, 2024, compared to income before income taxes of $0.18 million for the same period of the prior fiscal year.

Net income (loss) and earnings (loss) per share

Net loss was $0.58 million for the six months ended September 30, 2024, compared to net income of $0.12 million for the same period of the prior fiscal year. Net loss margin was 20.7% for the six months ended September 30, 2024, compared to net profit margin of 3.4% for the same period of the prior fiscal year.

After deducting non-controlling interests, net loss attributable to the Company was $0.55 million, or loss of $0.12 basic and diluted share, for the six months ended September 30, 2024. This compared to net profit of $0.23 million, or profit of $0.05 per basic and diluted share, for the same period of the prior fiscal year.

Weighted average numbers of shares outstanding were 4,410,559 and 4,440,085 for the six months ended September 30, 2024 and 2023.

Financial Condition

As of September 30, 2024, the Company had cash of $10.15 million, compared to $11.05 million as of March 31, 2024. Total working capital was $10.56 million as of September 30, 2024, compared to $10.75 million as of March 31, 2024.

Net cash used in operating activates was $1.19 million for the six months ended September 30, 2024 compared to net cash used in operating activities of $0.10 million for the same period last year. Net cash used in investing activities for the six months ended September 30, 2024 was $0.04 million. There was no cash used in or provided by investing activities for the six months ended September 30, 2023. There was no cash used in or provided by financing activities for the six months ended September 30, 2024 and 2023.

Subsequent Events

On January 21, 2025, Wah Fu Education Group Ltd. (the “Company”) amended and restated its memorandum and articles of association, including

●	Creation of a new class of Class A shares with each Class A share being entitled to fifteen (15) votes on all matters subject to vote at general meetings of the Company. Any Class A Shares which are fully paid may be converted into ordinary shares on a one-for-one basis at the option of the holder of such Class A Shares upon giving five days' notice by such holder to the Company.

●	The maximum number of shares that the Company is authorized to issue was increased from 30,000,000 ordinary shares of US$0.01 par value each to 600,000,000 shares divided into 500,000,000 ordinary shares with a par value of US$0.01 each and 100,000,000 Class A shares with a par value of US$0.01 each.

●	The redemption of 1,488,000 ordinary shares held by HFGFR Inc. and reissue of 1,488,000 Class A Shares to HFGFR Inc. were approved.

Management has evaluated subsequent events through March 7, 2025, the date which the financial statements were available to be issued. All subsequent events requiring recognition as of September 30, 2024 have been incorporated into these financial statements and there are no subsequent events that require disclosure in accordance with FASB ASC Topic 855, “Subsequent Events.”

About Wah Fu Education Group Limited

Headquartered in Beijing, China, Wah Fu Education Group Limited provides online training and exam preparation services, as well as related training materials and technology solutions for both institutions, such as universities and training institutions, and students. For more information about Wah Fu, please visit www.edu-edu.cn.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are not statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the online training industry in China and the other markets the Company serves or plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the other markets the Company serves or plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the “SEC”).  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Raincy Du
ir@edu-edu.com.cn

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of September 30,	As of March 31,
	2024	2024
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash	$10,145,053	$11,045,708
Accounts receivable, net	646,487	1,039,580
Other receivables, net	1,014,317	188,441
Loan to third parties, current	514,634	524,969
Loan to related parties	1,778,524	1,778,524
Other current assets	59,728	95,583
TOTAL CURRENT ASSETS	14,158,743	14,672,805

Loan to third parties, noncurrent	215,229	194,229
Property and equipment, net	464,073	485,660
Intangible assets, net	1,918	7,456
Long-term investment	142,499	138,498
Operating lease right-of-use assets	237,865	341,895
Long-term rent deposit	45,735	53,303
Deferred tax assets, net	231,919	262,577
TOTAL ASSETS	$15,497,981	$16,156,423

CURRENT LIABILITIES:
Due to related parties	$315,512	$315,512
Deferred revenue	1,575,010	1,818,426
Operating lease liabilities, current	197,316	260,283
Taxes payable	1,003,350	969,595
Other payables	300,018	176,257
Accrued expenses and other liabilities	165,348	173,791
Accounts payable	39,023	210,348
TOTAL CURRENT LIABILITIES	3,595,577	3,924,212

Operating lease liabilities, noncurrent	39,377	72,975
TOTAL LIABILITIES	3,634,954	3,997,187

COMMITMENTS AND CONTINGENCIES

EQUITY
Ordinary shares, $0.01 par value, 30,000,000 shares authorized; 4,410,559 shares issued and outstanding as of September 30, 2024 and March 31, 2024	44,106	44,106
Additional paid-in capital	5,124,236	5,124,236
Statutory reserve	867,530	867,530
Retained earnings	5,813,559	6,362,554
Accumulated other comprehensive loss	(923,282)	(1,248,648)
Total shareholders’ equity	10,926,149	11,149,778
Non-controlling interest	936,878	1,009,458
TOTAL EQUITY	11,863,027	12,159,236
TOTAL LIABILITIES AND EQUITY	$15,497,981	$16,156,423

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended September 30,
	2024	2023

REVENUE	$2,799,328	$3,647,954

COST OF REVENUE AND RELATED TAX
Cost of revenue	1,217,472	1,569,477
Business and sales related tax	10,083	15,606

GROSS PROFIT	1,571,773	2,062,871

OPERATING EXPENSES
Selling expenses	756,639	804,790
General and administrative expenses	1,386,486	985,346
Total operating expenses	2,143,125	1,790,136

(LOSS) INCOME FROM OPERATIONS	(571,352)	272,735

OTHER(EXPENSES) INCOME
Interest income	99,809	98,240
Other expenses	(19,254)	(190,929)
Total other income (expense), net	80,555	(92,689)

(LOSS) INCOME BEFORE INCOME TAX PROVISION	(490,797)	180,046

PROVISION FOR INCOME TAXES	89,953	55,492

NET (LOSS) INCOME	(580,750)	124,554

Less: net loss attributable to non-controlling interest	(31,755)	(102,575)

NET (LOSS) INCOME ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$(548,995)	$227,129

COMPREHENSIVE (LOSS) INCOME
Net income	(580,750)	124,554
Other comprehensive loss: foreign currency translation gain (loss)	284,541	(732,741)
Total comprehensive loss	$(296,209)	(608,187)
Less: Comprehensive (loss) income attributable to non-controlling interest	(40,825)	2,352

COMPREHENSIVE LOSS ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$(255,384)	$(610,539)

(Loss) earnings per ordinary share - basic and diluted	$(0.12)	$0.05
Weighted average shares - basic and diluted	4,410,559	4,440,085

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATION STATEMENTS OF CHANGES IN EQUITY

	Ordinary Shares		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive	Shareholders’	Non-controlling	Total
	Shares	Amount	Capital	Reserves	Earnings	Income (Loss)	Equity	Interest	Equity

Balance at March 31, 2024	4,410,559	$44,106	$5,124,236	$867,530	$6,362,554	$(1,248,648)	$11,149,778	$1,009,458	$12,159,236

Net loss	-	-	-		(548,995)	-	(548,995)	(31,755)	(580,750)
Foreign currency translation adjustment	-	-	-	-	-	325,366	325,366	(40,825)	284,541

Balance at September 30, 2024	4,410,559	$44,106	$5,124,236	$867,530	$5,813,559	$(923,282)	$10,926,149	$936,878	$11,863,027

Balance at March 31, 2023	4,440,085	$44,401	$5,123,941	$867,530	$6,417,842	$(752,391)	$11,701,323	$1,328,660	$13,029,983

Net income (loss)	-	-	-		227,129	-	227,129	(102,575)	124,554
Appropriation of statutory reserve	-	-	-	40,339	(40,339)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(735,093)	(735,093)	2,352	(732,741)

Balance at September 30, 2023	4,440,085	$44,401	$5,123,941	$907,869	$6,604,632	$(1,487,484)	$11,193,359	$1,228,437	$12,421,796

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended September 30,
	2024	2023
Cash flows from operating activities:
Net (loss) income	$(580,750)	$124,554
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	45,344	37,158
Non-cash lease expense	110,983	122,276
Loss from disposal of property and equipment	3,245	-
Provision for doubtful accounts	127,686	194,014
Interest income from loan to third parties	(14,995)	1,445
Deferred tax benefit	37,262	-
Changes in operating assets and liabilities:
Accounts receivable, net	284,584	(225,539)
Other receivable, net	(782,810)	(33,407)
Other current assets	37,521	(112,254)
Deferred revenue	(288,352)	(115,033)
Taxes payable	5,601	(12,102)
Accounts payable	-	(131,131)
Other payable	116,056	(1,551)
Operating lease liabilities	(103,468)	58,915
Accrued expenses and other liabilities	(185,969)	(7,708)
Net cash used in operating activities	(1,188,062)	(100,363)

Cash flows from investing activities:
Purchase of property and equipment	(8,281)	-
Repayment received for loans to third parties	24,845	-
Purchase of ownership of a subsidiary	(53,733)
Net cash used in investing activities	(37,169)	-

Effect of exchange rate fluctuation on cash	324,576	(1,045,602)

Net decrease in cash	(900,655)	(1,145,965)
Cash at beginning of the period	11,045,708	12,567,463
Cash at end of the period	$10,145,053	$11,421,498

Supplemental cash flow information
Cash paid for income taxes	$(49,575)	$(37,190)

Non-cash financing activities
Right of use assets obtained in exchange for operating lease obligations	$-	$200,115